Exhibit 99.1

InMode Confirms Receipt of Unsolicited Proposal

YOKNEAM, Israel – July 10, 2026 – InMode Ltd. (Nasdaq: INMD) (the “Company”) confirmed that its Board of Directors (the “Board”) has received the unsolicited letter and acquisition proposal from Steel Partners Holdings L.P. dated July 9, 2026.

The Special Committee comprised solely of the independent directors of the Board (the “Special Committee”), together with its legal and financial advisors, will carefully review the proposal consistent with its fiduciary duties.

The Special Committee remains committed to acting in the best interests of all shareholders. The Special Committee does not intend to comment further at this time.

About InMode Ltd.

The Company is a leading global provider of innovative medical technologies. The Company develops, manufactures and markets devices harnessing novel radiofrequency (“RF”) technology. The Company strives to enable new emerging surgical procedures as well as improve existing treatments. The Company has leveraged its medically accepted minimally invasive RF technologies to offer a comprehensive line of products across several categories for plastic surgery, gynecology, dermatology, otolaryngology and ophthalmology. For more information about the Company and its wide array of medical technologies, visit www.inmodemd.com.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts. In some cases, forward-looking statements can be identified by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” or the negative of those terms or other comparable terminology. Forward-looking statements in this press release include, but are not limited to, statements regarding the Proposal, the special committee’s review and evaluation of the Proposal, the potential consummation of any transaction and the Company’s future plans, objectives, expectations and intentions. These statements involve known and unknown risks, uncertainties, and other factors that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied. Such factors include, among others: uncertainties as to whether the special committee will determine that the Proposal or any alternative transaction is in the best interests of the Company and its shareholders; the risk that the Proposal may be withdrawn or modified; the possibility that competing offers or alternatives may or may not emerge; the risk that any transaction may not be consummated on the terms or timeline currently contemplated, or at all; and the other risks described in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise except as required by law.

Contacts

Miri Segal-Scharia

MS-IR LLC

ir@inmodemd.com